Filed Pursuant to Rule 433
Registration No. 333-176302

INVESTMENT STRATEGY

Designed to track the price of the Singapore Dollar,

net of Trust expenses.

INTEREST DISTRIBUTION FREQUENCY

Monthly, provided that interest in a given month exceeds Trust expenses. Such interest is not expected to form a significant part of shareholders’ investment returns.

INITIAL NUMBER OF SINGAPORE

DOLLARS PER SHARE:

100

SHORT SALE/MARGIN ELIGIBLE

Yes

INCEPTION DATE

2.12.2013

ANNUAL EXPENSE RATIO

0.40%

SPONSOR

Guggenheim Specialized Products, LLC

CONCEPT BY

Precidian Investments

SPECIALIST

Knight Equity Markets, LLC

EXCHANGE

NYSE Arca

DEPOSITORY

JP Morgan Chase Bank, N.A., London Branch

TRUSTEE

The Bank of New York Mellon

 TRADING INFORMATION

Ticker          NV              CUSIP#

FXSG     FXSGNV     23130K 100

STRATEGY OVERVIEW

CurrencyShares® Singapore Dollar Trust (the “trust”) is designed to track the price of the Singapore Dollar net of trust expenses and trades under the symbol FXSG.

This information must be accompanied by a current CurrencyShares® Singapore Dollar Trust prospectus. Please read the prospectus carefully before investing. The CurrencyShares® Singapore Dollar Trust is not an investment company registered under the Investment Company Act of 1940.

BENEFITS

• Potential to capitalize from the Singapore economy

• Potential capitalization on weakening U.S. dollar relative to Singapore Dollar

• Access the Singapore Dollar through a traditional brokerage account

• Daily trading of the shares on the New York Stock Exchange Arca

RISKS TO CONSIDER

• The Trust is nondiversified and fluctuates with the market price of the Singapore Dollar which could materially and adversely affect the value of the shares

• Factors affecting the price of the Singapore Dollar include sovereign debt levels and trade deficits, domestic and foreign inflation and interest rates and investors’ expectations concerning those rates, currency exchange rates, investment and trading activities of mutual funds, hedge funds and currency funds as well as global or regional political, economic or financial events and situations. In addition, the Singapore Dollar may not maintain its long-term value in terms of purchasing power in the future. When the price of the Singapore Dollar declines, the Sponsor expects the price of a share to decline as well.

• Shares of the Trust are not insured against loss by the FDIC or any other federal agency

• Shareholders do not have the protection associated with ownership of shares in an investment company registered under the Investment Company Act of 1940

CURRENCYSHARES® FEATURES AND POSSIBLE USES

• Currencies may help increase a portfolio’s overall diversification*

• Potential balancing of a portfolio or may help protect against currency swings, thereby reducing overall risk

• Business manufacturing or selling products overseas may reduce exchange rate risk by buying or selling CurrencyShares®

• Short sales to possibly mitigate the impact that exchange rates may have on foreign investments

• NYSE Arca-listed securities are eligible for margin accounts

• CurrencyShares® are backed by the assets of the Trust, which will not hold or use derivative products

• Short-term tactical or long-term strategic opportunities

• Option to short sell in case of overvaluation of foreign currency relative to U.S. dollar

CurrencyShares Singapore Dollar Trust shares are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the shares of each CurrencyShares trust relates directly to the value of the foreign currency held by the particular trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. The prospectus pertaining to each product contains this and other information about the product. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the purchasers or sellers may have to pay brokerage commissions in connection with the transaction. Investment returns and principal value will fluctuate so that shares may be worth more or less than original cost. Shares may only be redeemed directly from the trust by Authorized Participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The CurrencyShares Singapore Dollar Trust is not an investment company registered under the Investment Company Act of 1940.

*Diversification does not ensure a profit, nor eliminate the risk of investment losses. The use of short selling involves increased risks and costs. You risk paying more for a security than you received from its sale. Theoretically, securities sold short have the risk of unlimited losses. This strategy may not be suitable for all investors.

ABOUT THE SINGAPORE DOLLAR1

First issued in April 1967, the Singapore Dollar is the official currency of Singapore. The Monetary Authority of Singapore (MAS), Singapore’s central bank, issues Singapore Dollars and conducts monetary policy. MAS was formed in January 1971 following the adoption of the Monetary Authority of Singapore Act. The MAS Act gives MAS authority to regulate all elements of monetary, financial and banking aspects of Singapore. In 1965 Singapore became an independent republic with a parliamentary system of government. According to the State Department, in response to a lack of physical resources and a small domestic market, the Singapore government adopted a pro-business, proforeign-investment, export-oriented economic policy framework, combined with state-directed investments in strategic government-owned corporations. Following the adoption of this economic strategy, Singapore experienced real growth averaging 8% from 1960 to 2010. With one exception in 2009, positive real growth rates continued from 2000 through 2010, ranging from a high of 14.5% in 2010 to a low of -0.8% in 2009. One of the most densely populated countries in the world, Singapore’s 2010 nominal-price gross domestic product (GDP) was $222.7 billion with a per-capita GDP of $62,100. 2010 exports of $358 billion (which ranks it as the 14th largest exporter in the world) included machinery and equipment—including electronic components, consumer goods, pharmaceuticals and other chemical and mineral fuels. Singapore, along with Hong Kong, South Korea and Taiwan, is one of the Four Asian Tiger economies—so named for their aggressive growth in the 1970s through 1990s. Singapore is one of only two Asian-Pacific countries to have AAA credit ratings (Australia is the other) from the major credit rating agencies of Standard & Poor’s and Moody’s.2 The labor force of approximately 3.1 million, advanced and efficient infrastructure and a largely corruption-free government has attracted more than 7,000 multi-national corporations. More than two-thirds of manufacturing outputs and direct exports are attributed to multi-national corporations.

SINGAPORE DOLLAR EXCHANGE RATE (USD/100 SINGAPORE DOLLAR) 12.31 2002-12.31.2012

Past performance is no guarantee of future results. Performance is not meant to represent the performance of the CurrencyShares® Singapore Dollar Trust Exchange rate is based on closing prices as listed on Bloomberg.

INTEREST ON DEPOSITORY ACCOUNT

JPMorgan Chase Bank, N.A., London Branch, the Depository for the Trust, maintains a deposit account denominated in Singapore Dollars. Interest earned by the Trust, if any, will accrue daily and will be used to pay Trust expenses. Any excess interest will be distributed to shareholders monthly. If the Trusts’ expenses exceed interest earned, the Trustee will withdraw Singapore Dollar held by the Trust to pay the excess, thereby reducing the number of Singapore Dollar per Share. The current interest rate is available on CurrencyShares.com.

1 SOURCE: CIA World Fact Book and U.S State Department.

2 SOURCE: Fitch, Moody’s and S&P.

RISK CONSIDERATIONS

This information must be accompanied by a current CurrencyShares® Singapore Dollar Trust prospectus. Investors should consider the investment objectives, risks and changes and expenses of this product carefully before investing.

The CurrencyShares® Singapore Dollar Trust has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may click the link above or the Trust will arrange to send you its prospectus if you request it by calling toll-free 800.820.0888.

The CurrencyShares® Trusts are distributed by Guggenheim

Distributors, LLC. Guggenheim Investments represents the investment management businesses of Guggenheim Partners, LLC (“GP”), which includes Security Investors, LLC (“SI”). Guggenheim Specialized Products, LLC (“GSP”), the Sponsor for the CurrencyShares® Trusts, is a wholly owned subsidiary of SI. Guggenheim Distributor LLC, is affiliated with GP, SI and GSP.

For continuous pricing information on CurrencyShares® Singapore Dollar Trust, including the indicative value, see CurrencyShares.com.

QTR-FSFXSG-0213 x0613 #7117

NOT FDIC INSURED • NOT BANK GUARANTEED • MAY LOSE VALUE	CURRENCYSHARES.COM